NO ACT

10
6-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011697

July 31, 2009

Received SEC
JUL 3 1 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7/31/09

Adam Newton
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Re: The Procter & Gamble Company
Incoming letter dated June 9, 2009

Dear Mr. Newton:

This is in response to your letter dated June 9, 2009 concerning the shareholder proposal submitted to Procter & Gamble by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated June 17, 2009 and June 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ian Smith, M.A.
Research Associate, Laboratory Investigations Division
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

July 31, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 9, 2009

The proposal provides that the board report on the feasibility of discontinuing funding for and use of animals in laboratories in favor of in-home testing testing methods.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Michael Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-628-0784 (FAX)
PETA.org
Info@peta.org

June 17, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

2 pages via email to: shareholderproposals@sec.gov

Ladies and Gentlemen:

On April 24, 2009, People for the Ethical Treatment of Animals (PETA) submitted a shareholder proposal for inclusion in the proxy materials of The Procter & Gamble Company's 2009 Annual Meeting of Shareholders. We have since learned that Procter & Gamble ("P&G" or the "Company") is seeking to exclude this proposal from the proxy materials. We believe that the grounds cited by P&G are insufficient for exclusion of our proposal and therefore request that the Staff not concur with the Company's position.

P&G argues that the proposal can be omitted pursuant to Rule 14a-8(i)(12) on the grounds that it addresses issues that were previously included in the Company's proxy materials within the past five years. P&G asserts that the most recent submission did not receive sufficient support for it to be eligible for resubmission.

The 2009 proposal has only been submitted once prior to 2009. In 2007, substantially the same proposal received 4.14 percent of the total vote. According to Rule 14a-8(i)(12), this proposal could legitimately be excluded only if it had received less than 3 percent of the total vote. Therefore, given that the proposal exceeded 3 percent, it cannot be omitted.

P&G alleges that this proposal has already been submitted twice during the five year period prior to the 2009 Annual Meeting of Shareholders and that therefore the requisite percentage of the vote needed for resubmission according to Rule 14a-8(i)(12) would be 6 percent rather than 3 percent The Company is making this claim based on the fact that PETA submitted a shareholder proposal in 2005.

The 2005 proposal was substantially different from both the 2007 and the 2009 proposals.
The 2005 proposal asked "the Board to report to shareholders on P&G's and Iams' success and failure in achieving the objectives of the [Animal Welfare] *Policy*." The proposal sought an assessment of P&G's adherence to its existing Animal Welfare Policy and correction of any deficiencies. There was no request made for the Animal Welfare Policy to be altered or expanded in any way. In fact, if the inquiry revealed that P&G and Iams were in compliance with the policy, then no additional action needed to be taken.

The 2007 and 2009 proposals are substantially different because they request that the Animal Welfare Policy be expanded and altered in several very specific ways.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

The 2007 proposal, for example, requests that "the Board report to shareholders on the feasibility of phasing out within a five year period Iams' funding for and use of all laboratory tests on animals for dog and cat food products, ingredients, and formulations." Both the 2007 and the 2009 proposals suggested a particular outside company, PetSci, that could be partnered with for the development of a 100 percent in-home testing program.

A significant further difference between the 2005 proposal and the later proposals is that the later proposals acknowledge changes that Iams instituted in its animal testing practices since the 2005 proposal. Since 2005, Iams eliminated the use of contract laboratories and stopped conducting research that involved invasive procedures on cats and dogs. The later proposals are necessarily quite different because P&G's and Iams' testing practices were substantially different by this point. The 2007 and 2009 proposal cite to the confinement of as many as 700 dogs in Iams' Dayton facility as one specific area of needed improvement in animal welfare; this concern was only relevant by the time of the 2007 and 2009 proposals.

Given that the 2005 proposal was substantially different from the 2007 and the 2009 proposals, it is appropriate to view the 2009 proposal as a resubmission of the 2007 proposal but not as a resubmission of the 2005 proposal. This means that according to Rule 14a-8(i)(12) it cannot be excluded from proxy materials because it received over 3 percent of the vote in 2007.

The similarities between the 2005 proposal and the 2007 and 2009 proposals are largely superficial. All three reference P&G's Animal Welfare Policy but the former proposal makes a substantially different request.

For the foregoing reasons, PETA respectfully requests that the Staff decline to concur with P&G's position. If you have any questions or if I can be of assistance in any way, please do not hesitate to contact me at 860-705-7637 or IanS@peta.org.

Thank you for your time and your consideration.

Sincerely,

Ian Smith

Ian Smith, M.A.
Research Associate
Laboratory Investigations Division

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

RECEIVED
2009 JUN 23 AM 10:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 18, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

2 pages via email to: shareholderproposals@sec.gov

Ladies and Gentlemen:

On April 24, 2009, People for the Ethical Treatment of Animals (PETA) submitted a shareholder proposal for inclusion in the proxy materials of The Procter & Gamble Company's 2009 Annual Meeting of Shareholders. We have since learned that Procter & Gamble ("P&G" or the "Company") is seeking to exclude this proposal from the proxy materials. We believe that the grounds cited by P&G are insufficient for exclusion of our proposal and therefore request that the Staff not concur with the Company's position.

P&G argues that the proposal can be omitted pursuant to Rule 14a-8(i)(12) on the grounds that it addresses issues that were previously included in the Company's proxy materials within the past five years. P&G asserts that the most recent submission did not receive sufficient support for it to be eligible for resubmission.

The 2009 proposal has only been submitted once prior to 2009. In 2007, substantially the same proposal received 4.14 percent of the total vote. According to Rule 14a-8(i)(12), this proposal could legitimately be excluded only if it had received less than 3 percent of the total vote. Therefore, given that the proposal exceeded 3 percent, it cannot be omitted.

P&G alleges that this proposal has already been submitted twice during the five year period prior to the 2009 Annual Meeting of Shareholders and that therefore the requisite percentage of the vote needed for resubmission according to Rule 14a-8(i)(12) would be 6 percent rather than 3 percent The Company is making this claim based on the fact that PETA submitted a shareholder proposal in 2005.

The 2005 proposal was substantially different from both the 2007 and the 2009 proposals.
The 2005 proposal asked "the Board to report to shareholders on P&G's and Iams' success and failure in achieving the objectives of the [Animal Welfare] *Policy.*" The proposal sought an assessment of P&G's adherence to its existing Animal Welfare Policy and correction of any deficiencies. There was no request made for the Animal Welfare Policy to be altered or expanded in any way. In fact, if the inquiry revealed that P&G and Iams were in compliance with the policy, then no additional action needed to be taken.

The 2007 and 2009 proposals are substantially different because they request that the Animal Welfare Policy be expanded and altered in several very specific ways.

The 2007 proposal, for example, requests that "the Board report to shareholders on the feasibility of phasing out within a five year period Iams' funding for and use of all laboratory tests on animals for dog and cat food products, ingredients, and formulations." Both the 2007 and the 2009 proposals suggested a particular outside company, PetSci, that could be partnered with for the development of a 100 percent in-home testing program.

A significant further difference between the 2005 proposal and the later proposals is that the later proposals acknowledge changes that Iams instituted in its animal testing practices since the 2005 proposal. Since 2005, Iams eliminated the use of contract laboratories and stopped conducting research that involved invasive procedures on cats and dogs. The later proposals are necessarily quite different because P&G's and Iams' testing practices were substantially different by this point. The 2007 and 2009 proposal cite to the confinement of as many as 700 dogs in Iams' Dayton facility as one specific area of needed improvement in animal welfare; this concern was only relevant by the time of the 2007 and 2009 proposals.

Given that the 2005 proposal was substantially different from the 2007 and the 2009 proposals, it is appropriate to view the 2009 proposal as a resubmission of the 2007 proposal but not as a resubmission of the 2005 proposal. This means that according to Rule 14a-8(i)(12) it cannot be excluded from proxy materials because it received over 3 percent of the vote in 2007.

The similarities between the 2005 proposal and the 2007 and 2009 proposals are largely superficial. All three reference P&G's Animal Welfare Policy but the former proposal makes a substantially different request.

For the foregoing reasons, PETA respectfully requests that the Staff decline to concur with P&G's position. If you have any questions or if I can be of assistance in any way, please do not hesitate to contact me at 860-705-7637 or IanS@peta.org.

Thank you for your time and your consideration.

Sincerely,



Ian Smith, M.A.
Research Associate
Laboratory Investigations Division

Adam Newton
Senior Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
(513) 983-7377 phone
(513) 945-6791 fax
newton.ra@pg.com

P&G

June 9, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Shareholder Proposal Submitted by People for the Ethical Treatment of Animals*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal from People for the Ethical Treatment of Animals (the "Proponent") for inclusion in Company's proxy materials for its 2009 Annual Meeting of Shareholders (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes this proposal from the Proxy Materials for the reasons discussed below.

I. Factual Background

By letter dated April 24, 2009, the Company received Proponent's proposal for the Company's 2009 Annual Meeting of Shareholders (the "2009 Proposal") (attached as Exhibit A). The 2009 Proposal requests that the Company's Board of Directors (the "Board") report to shareholders on the feasibility of ending animal testing in laboratories within five years and adopting alternative testing methods, namely, in-home studies. The Proponent alleges that The Iams Company, a subsidiary of the Company, is responsible for funding laboratories that cause animal suffering in needless tests. As part of its "proposal to end Iams' laboratory tests on animals and close its animal-testing facility", Proponent urges a "clear commitment to humane testing practices" through a "concrete plan for moving toward 100 percent in-home testing." Id.

II. No-Action Request

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the 2009 Proposal from its Proxy Materials. The Company intends to exclude the 2009 Proposal under Rule 14a-8(i)(12) because it deals with substantially the same subject matter as proposals previously included in the Company's proxy materials within the last five calendar years and because the most recent of these submitted two years ago did not receive the support necessary for resubmission.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find attached a copy of the Proposal, this letter, and all exhibits. Because this request will be submitted electronically pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008), the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponent.

III. <u>The Proposal May Be Excluded Under Rule 14a-8(i)(12)</u>

A. Rule 14a-8(i)(12)

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" where it received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" where it received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

The Commission has confirmed that the standard of "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. The predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals. The Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." Over objections that this revised standard was "too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal," the Commission explained that it sought "to signal a clean break from the strict interpretive position applied to the existing provision":

> The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release").

In applying this rule, the Staff has concurred with the exclusion of proposals that share similar policy issues though the corporate steps proposed in response differ. Even in the narrow area of animal welfare, the subject of the 2009 Proposal, this analytical approach is consistently followed to permit exclusion despite differences in specific language or actions proposed to address the same substantive concerns. *See, e.g., Supervalu Inc.* (avail. March 27, 2009) (proposal urging preference for meat suppliers using controlled-atmosphere methods of killing poultry was excludable as dealing with substantially the same subject matter as both a very similar proposal as well as a proposal to issue a report concerning the progress made toward encouraging suppliers to adopt this method); *Chevron Corporation* (avail. February 29, 2008) (proposal requesting board to adopt, post, and report compliance with an animal welfare policy was excludable as dealing with substantially the same subject matter as both a very similar proposal as well as a proposal requesting the Board to commit to using non-animal test methods); *Pfizer Inc.* (avail. Feb. 25, 2008) (proposal requesting board to report on measures taken to correct and prevent violations of Animal Welfare Act was excludable as dealing with substantially the same subject matter as proposals requesting the Board issue a report on the feasibility of the issuer's animal care policy as well as a proposal requesting the Board to publicly commit to ending product testing on animals in favor of *in vitro* testing); and *Wyeth* (avail. February 15, 2008) (proposal requesting board to adopt, post, and report on compliance with an animal welfare policy was excludable as dealing with substantially the same subject matter as both a very similar proposal as well as a proposal requesting the Board to publicly commit to ending product testing on animals in favor of *in vitro* testing).

B. The 2009 Proposal Deals with Substantially the Same Subject Matter

These examples demonstrate the Staff's focus on "substantive concerns" in reviewing no-action requests under Rule 14a-8(i)(12). As with those cases, the Company here has received multiple proposals addressing substantially the same subject matter, namely, restricting or ending laboratory testing on animals in favor of alternative methods.

The 2009 Proposal alleges poor conditions in Company-funded laboratories, arguing that animals are suffering due to needless testing. It urges a commitment to different testing practices, including an end to laboratory testing on animals and a plan for moving exclusively to in-home studies. It requests that the Board report on the feasibility of ending laboratory testing within five years in favor of alternative in-home methods.

In 2007, the Company received a nearly identical proposal from Proponent (the "2007 Proposal"). Please see Exhibit B. It also requested that the Board report on the feasibility of ending laboratory testing on animals within five years in favor of in-home testing methods. It alleged the fear and distress caused by laboratory procedures and likewise urged the Company to adopt alternative in-home methods. This proposal was included in the Company's proxy materials for 2007.

In 2005, the Company received a proposal from Proponent also dealing with animal welfare in products testing (the "2005 Proposal"). Please see Exhibit C. Again, it alleged animal suffering from Company studies. The Proponent urged that the Board report on compliance with the Company's animal testing policy, standards that included, *inter alia*, limits on laboratory testing and the use of alternative, non-animal methods whenever possible. This proposal was included in the Company's proxy materials for 2005.

In 2004, the Company received a proposal from Proponent dealing again with animal welfare in products testing (the "2004 Proposal"). Please see Exhibit D. Once more, it claimed animal suffering from Company studies, alleging several examples identical to the 2009 Proposal such as surgery on thigh muscles and removal of vocal cords. Once more, the Proponent urged the Company to stop all laboratory testing on animals in favor of alternative in-home methods. It requested the Board implement rules and regulations for animal welfare including, *inter alia*, ending all laboratory testing and relying on in-home tests and other methods. It further requested that the Board report on the Company's success in achieving these animal welfare standards. This proposal was included in the Company's proxy materials for 2004.

Aside from these allegations of animal suffering caused by the Company, which the Company has elsewhere refuted, the Company is concerned that these proposals continue to raise the same issue of restricting or ending laboratory testing on animals in favor of alternative methods despite being repeatedly and overwhelmingly defeated by shareholders. In light of their virtually identical request for a Board report on the "feasibility" of ending animal testing within five years, among other parallels, there can be no doubt that the 2009 Proposal and 2007 Proposal are substantially the same. And in light of their allegations of animal suffering from Company testing, calls for restrictions on laboratory testing, and urging of alternative non-animal methods, it is equally clear that the 2005 Proposal and 2004 Proposal each deal with substantially the same subject matter as the 2009 Proposal.

Indeed, the 2004 Proposal—like the 2009 Proposal—explicitly seeks an end to laboratory testing in favor of in-home testing. In the supporting statement for the 2004 Proposal, the Proponent explains: "This Resolution calls upon P&G and Iams to do the right thing and stop all pet food testing on dogs and cats in laboratories in favor of in-home studies." Similarly, in the supporting statement for the 2009 Proposal, Proponent states that "Iams should develop a concrete plan for moving toward 100 percent in-home testing. Drs. Charles Abramson and Tim Bowser ... support the proposal to end Iams' laboratory tests on animals and close its animal-testing facility." Clearly, the substantive concerns and objectives of ending laboratory testing and adopting alternative methods like in-home studies are identical.

The specific steps of achieving this same outcome may differ, as the 2009 Proposal requests that the Board report on the feasibility of phasing out laboratory studies and adopting in-home testing while the 2004 Proposal requests that the Board adopt and report on compliance with standards to end all laboratory testing in favor of alternative methods like in-home testing. Nevertheless, the proposals share the same "substantive concern" of restricting or ending laboratory testing on animals in favor of in-home studies and other alternative methods. For purposes of Rule 14a-8(i)(12), a "feasibility report" on the adoption of new standards cannot be distinguished from outright adoption of and a recurring compliance report on those same standards. The Staff has recognized that proposals sharing similar social or policy issues are excludable even if the company is called to different actions, such as reporting on standards and adopting standards. *See, e.g., Saks, Inc.* (avail. Mar. 1, 2004) (proposal requesting *implementation* of labor standards and monitoring process was excludable due to a very similar prior proposal as well as a proposal requesting a *report* on the company's vendor labor standards and compliance measures).

The Staff initially appeared to take a more restrictive approach distinguishing proposals based on the corporate action requested. *See, e.g., Bristol-Myers Squibb Company* (avail. March 7, 1991) (disagreeing that a proposal for a "very active and defined course of action" to end animal testing was excludable due to a prior proposal asking that the company take a "passive" course of action of supplying information on the scope and cost of animal testing) and *The Procter & Gamble Company* (avail. July 27, 1988). To the extent that these requests suggest an analytical approach—which subsequent Staff determinations do *not* bear out—any "passive" versus "active" distinction appears limited to the particular facts of these early no-action requests. The Staff has since emphasized the "substantive concerns" raised by a proposal rather than judging whether the corporate response requires disclosure on one hand or corporate action on the other. *See, e.g., Abbott Laboratories* (avail. Feb. 5, 2007) (proposal requesting board to issue a report on the feasibility of replacing animal testing with *in vitro* and cell culture methods was excludable as dealing with substantially the same subject matter as a proposal requesting the issuer to commit to using non-animal test methods); and *Abbott Laboratories* (avail. February 28, 2006) (proposal requesting board to issue a report on the feasibility of amending and reporting compliance with animal testing policy was excludable as dealing with substantially the same subject matter as a proposal requesting the issuer to commit to using non-animal test methods).

These more recent interpretations of Rule 14a-8(i)(12) confirm that, consistent with the 1983 Release, the "substantive concerns" of a proposal govern the analysis rather actions proposed to deal with those concerns. Furthermore, these early cases can easily be distinguished from the instant no-action request. In *Procter & Gamble*, for example, the Company unsuccessfully sought to exclude a 1988 proposal by the Proponent (along with a co-proponent) that required a report to shareholders on the scope and cost of animal testing. The Company sought exclusion due to a previous proposal requiring an end to all animal testing not required by law. The co-proponents there argued that these proposals addressed "distinct substantive concerns: a halt to non-mandated testing and a phase-out of painful procedures in the first; in-depth information on the scope and economic costs of the company's animal research and testing program in the second." The stated purpose of the latter proposal was to provide "information by which shareholders can evaluate P&G's animal testing program and make informed judgments as to whether such tests and expenditures are consistent with a continued financial investment in P&G."

This distinction is not applicable here. Unlike *Procter & Gamble*, the 2009 Proposal is no "passive" request to generate cost information to help shareholders in financial decisions. Instead, this 2009 Proposal clearly seeks to end laboratory testing and adopt alternative in-home methods. The mere fact that it is styled as a "report" to end animal testing versus an outright demand to end animal testing (as in the 2004 Proposal) cannot alone serve to defeat exclusion. In fact, the co-proponents in *Procter & Gamble*—which, again, included Proponent—acknowledged that they "agree with P&G that where two proposals address the same substantive concern, the mere fact that one is phrased as a request for 'action' and the second as a request for 'disclosure' will not prevent the second from being omitted under Rule (c)(12)." *Id.* (co-proponents' letter dated June 20, 1988, available at 1988 SEC No-Act. LEXIS 940, at *19).

Here, the proposals clearly share the same substantive concerns. The report urged by Proponent's 2009 Proposal furthers its stated purpose of ending laboratory testing and moving towards alternative in-home methods. In this, the 2009 Proposal is nearly identical to the 2007 Proposal and deals with the substantially the same subject matter as proposals in 2005 and 2004, which likewise sought to restrict or end laboratory testing on animals in favor of alternative methods.

C. The Most Recently Submitted of These Proposals Did Not Receive the Support Necessary for Resubmission

The 2009 Proposal is nearly identical to the 2007 Proposal, which received 4.14% of the vote at the Company's 2007 Annual Meeting of Shareholders. A chart setting forth these results, as well as the results from the 2005 Proposal and 2004 Proposal, appears below. Voting percentages have been calculated according to Section F(4) of Staff Legal Bulletin No. 14 (July 13, 2001).

Proposal Year	2007	2005	2004
Results Reported	Filed October 31, 2007, in Company's 10-Q for the quarterly period ended September 30, 2007, reporting on the Company's 2007 Annual Meeting of Shareholders held on October 9, 2007. Please see excerpt enclosed at Exhibit B.	Filed November 2, 2005, in Company's 10-Q for the quarterly period ended September 30, 2005, reporting on the Company's 2005 Annual Meeting of Shareholders held on October 11, 2005. Please see excerpt enclosed at Exhibit C.	Filed October 28, 2004, in Company's 10-Q for the quarterly period ended September 30, 2004, reporting on the Company's 2004 Annual Meeting of Shareholders held on October 12, 2004. Please see excerpt enclosed at Exhibit D.
For	76,836,000 in favor	113,983,232 in favor	53,743,362 in favor
Against	1,778,800,507 against	1,573,383,713 against	1,642,826,656 against
Sum	1,855,636,507	1,687,366,945	1,696,570,018
Percentage	0.0414 = **4.14%**	0.0676 = **6.76%**	0.0317 = **3.17%**

Given this minimal shareholder response, the Company believes the 2009 Proposal is excludable under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as the 2007 Proposal, 2005 Proposal, and the 2004 Proposal.

In the alternative, the Company respectfully requests that the Staff consider the 2009 Proposal as excludable under Rule 14a-8(i)(12)(ii) as dealing with substantially the same subject matter as the 2007 Proposal and *either* the 2005 Proposal *or* the 2004 Proposal.

IV. Conclusion

The 2009 Proposal is virtually identical to the 2007 Proposal, which was included in the Company's proxy materials within the previous three calendar years and received only 4.14% of the shareholder vote. The 2009 Proposal deals with substantially the same subject matter as the 2007 Proposal, the 2005 Proposal, and the 2004 Proposal and is therefore excludable under Rule 14a-8(i)(12)(iii). In the alterative, the Company submits that the 2009 Proposal is excludable under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as the 2007 Proposal and *either* the 2005 Proposal *or* the 2004 Proposal.

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-7377. Please be aware that the Company intends to file its definitive Proxy Materials with the Commission on or by August 28, 2009, in advance of the Annual Meeting of Shareholders to be held on October 13, 2009. As a result, a decision by the Staff by August 5, 2009 would be greatly appreciated. Thank you for your consideration.

Sincerely,

Adam Newton

Adam Newton
Senior Counsel

Enclosures

cc: *with enclosures*
Ms. Tracy Reiman, Executive Vice-President
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Exhibit A

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)

PETA.org
Info@peta.org

April 24, 2009

Ms. Susan Felder
Procter & Gamble
1 Procter & Gamble Plaza
Cincinnati, OH 45202

Dear Ms. Felder,

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 70 shares of common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact the undersigned if you need any further information. If Procter & Gamble will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8322 or via e-mail at Tracyr@peta.org.

Sincerely,

Tracy Reiman
Executive Vice-President

Enclosures: 2009 Shareholder Resolution
Morgan Stanley Letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road
Suite 123
Potomac, MD 20854
tel 301 765 6460
fax 301 765 6464
toll free 800 608 8163

Morgan Stanley

April 24, 2009

Ms. Susan Felder
Procter & Gamble
1 Procter & Gamble Plaza
Cincinnati, OH 45202

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Material

Dear Ms. Felder,

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 70 shares of Procter & Gamble common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Procter and Gamble for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me.

Sincerely,

Mindy J. Mash
Sr. Reg. Associate

PHASING OUT ANIMAL EXPERIMENTATION

RESOLVED, that the board report to shareholders by the end of 2009 on the feasibility of phasing out, within a five-year period, Iams' funding for and use of animals in laboratories for dog and cat food products, ingredients, and formulations in favor of more humane, safe, and scientifically reliable in-home testing methods.

Supporting Statement:

Procter & Gamble acquired Iams in September 1999 and is responsible for Iams' use of animals in experiments. Since that time, consumer confidence in our company's dog and cat food products has declined, following revelations about the suffering of animals in Iams-funded laboratories. Dogs were housed in filthy non-airconditioned kennels without bedding, surgically de-barked, and subjected to invasive procedures, including biopsies in which chunks of muscle were cut from their thighs. Sick dogs and cats were left to suffer without veterinary care. The U.S. Department of Agriculture cited this contract laboratory for 40 violations of the Animal Welfare Act.

As many as 700 dogs and cats continue to be confined at the company's Dayton laboratory. While the worst of the abuses may have been eliminated, these animals – who are no different than our beloved pets – are still unnecessarily confined and denied normal lives and loving families for the sake of tests that are in no way required.

That animals are harmed by being confined in laboratories is now beyond dispute. Physicians and scientists who reviewed 80 published studies concluded that "significant fear, stress, and possibly distress are predictable consequences of routine laboratory procedures and that these phenomena have substantial scientific and humane implications for the use of animals in laboratory research."[1]

The reputation of the Iams brand is essential to its success. Subjecting animals to conditions that the average consumer would not tolerate is irresponsible ethically and fiscally. Confidence in the Iams brand can only be fully restored by making a clear commitment to humane product testing practices. Iams has already taken the first step by beginning a successful but limited in-home testing program. Iams should develop a concrete plan for moving toward 100 percent in-home testing.

Drs. Charles Abramson and Tim Bowser—Oklahoma State University professors and founders of PetSci, LLC, a contract research organization that provides services to companies involved in the development, manufacture, testing, evaluation, and marketing of pet and animal products—support the proposal to end Iams' laboratory tests on animals and close its animal-testing facility.

Iams can partner with PetSci to conduct humane, safe, and scientifically reliable in-home testing of commercial dog and cat food via the Citizen Scientist™ program, which has been demonstrated to work for a wide variety of test protocols, including palatability, preference, and feeding trials developed by the Association of American Feed Control Officials (AAFCO).

We urge shareholders to support this socially, ethically, and fiscally responsible resolution.

---

[1]Jonathan Balcombe *et al.*, "Laboratory Routines Cause Animal Stress," *Contemporary Topics in Laboratory Animal Science* 43.6 (2004): 42-51.

Exhibit B

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P&G

THE PROCTER & GAMBLE COMPANY

Notice of Annual Meeting

and

Proxy Statement

Procter & Gamble Hall
at the Aronoff Center for the Arts

Annual Meeting of Shareholders

October 9, 2007

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The Company determines which issues in which it should engage directly based on three central criteria: a) P&G's business stake in the outcome; b) P&G's ability to meaningfully contribute to addressing the issue; and c) availability of resources to devote to the issue. These issues include areas such as tax, international trade and innovation policy. The Company regularly reviews its public policy engagement with the Board committee on Governance Public Responsibility.

P&G also regularly reports on its work in the areas of sustainability, corporate responsibility, philanthropy and community relations in its annual Global Sustainability Report. This report is available on line at *http://www.pg.com/company/index.jhtml*.

As reflected in this report, the Company believes it has an obligation to contribute to the betterment of the world through choiceful application of our technology, human capital and global resources. Hence, we have embraced the concept of sustainable development as both a business opportunity and corporate responsibility. We do this through our products and social responsibility programs. For example, products such as: Tide Coldwater/Ariel Cool Clean can help reduce energy consumption and green house gas emissions, as well as build business. Programs such as P&G's Children's Safe Drinking Water have provided over 660 million liters of safe drinking water, saved over 3,500 lives and created goodwill among key stakeholders. We believe this business-focused approach builds, rather than threatens, shareholder value.

We believe the shareholders' interests are best served by focusing the vast majority of company efforts and resources on fulfilling our Purpose of providing "branded products and services of superior quality and value that improve the lives of the world's consumers." We focus our limited public policy activities on those few issues which can have the biggest impact on Company success. We believe our current reporting is appropriate and that additional activities to "promote free enterprise" will not meaningfully advance shareholder interests.

The Board of Directors recommends a vote AGAINST this proposal.

Shareholder Proposal #3

People for the Ethical Treatment of Animals ("PETA"), 501 Front St., Norfolk, VA 23510, which owns 70 shares of common stock in the company, has given notice that it intends to present for action at the annual meeting the following resolution:

WHEREAS Procter & Gamble acquired Iams in September 1999 and is responsible for ensuring Iams' stewardship of animals used in experiments; and

WHEREAS 80 published studies were appraised by a committee of physicians to document the potential stress associated with routine laboratory procedures commonly performed on animals, and the physicians concluded that "significant fear, stress, and possibly distress are predictable consequences of routine laboratory procedures and that these phenomena have substantial scientific and humane implications for the use of animals in laboratory research";[1] and

WHEREAS Drs. Charles Abramson and Tim Bowser—Oklahoma State University professors and founders of PetSci, LLC, a contract research organization that provides services to companies involved in the development, manufacture, testing, evaluation, and marketing of pet and animal products—have written in support of PETA's proposal that Iams can end its laboratory tests on animals and close its Dayton, Ohio, animal-testing facility, which holds 700 dogs and cats at maximum capacity; and

1 *Jonathan Balcome et al., "Laboratory Routines Cause Animal Stress," Contemporary Topics in Laboratory Animal Science* 43.6 (2004):42-51.

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WHEREAS Iams can partner with PetSci to conduct humane, safe, and scientifically reliable in-home testing of commercial dog and cat food via the Citizen Scientist™ program which has been demonstrated to work for a wide variety of test protocols, including palatability, preference, and feeding trials developed by the Association of American Feed Control Officials (AAFCO); and

WHEREAS the Citizen Scientist program is superior to laboratory testing methods in terms of identification and understanding of owner-pet/animal interactions, information about owner opinions of the product and packaging, the opportunity for participants to learn and practice real science, and activities that bring families, pets, and animals together; and

WHEREAS Drs. Abramson and Bowser wrote to PETA, "We would be more than happy to work with Procter & Gamble (Iams) to assist them in any way to improve their pet product testing methods. We have heard some very promising statements from high level individuals in their organization that P&G is moving away from inhumane testing techniques and we applaud their efforts and encourage them to do more";

NOW, THEREFORE, BE IT RESOLVED that the board should report to shareholders by the end of 2007 on the feasibility of phasing out within a five-year period Iams' funding for and use of all laboratory tests on animals for dog and cat food products, ingredients, and formulations in favor of more humane, safe, and scientifically reliable in-home testing methods, including, but not limited to, those offered by PetSci, LLC.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The mission of Iams is to improve the lives of dogs and cats through superior nutrition. We have an ethical responsibility to assure the products we develop are safe and wholesome.

We gain that assurance though nutritional feeding studies using dogs and cats, the vast majority of which live in private homes. Conducting these nutritional feeding studies in the homes of pet owners provides a great value to advance pet health and well-being.

As opposed to contracting the conduct of these studies through a company such as PetSci, the organization cited by PETA in their shareholder proposal, Iams prefers to conduct such studies in the homes of our employee families. Use of employee families ensures the dogs and cats used in our studies are well cared for and, since some of the studies rely on technologies that are proprietary inventions, use of our employees allows us to more carefully control confidentiality. Today, over 600 employee families are enrolled in our in-home testing program.

Even though the vast majority of our studies are conducted in an in-home setting, there are a few studies that cannot be conducted in the homes of our employees and must be conducted in our facilities. The reasons for this are:

- The safety of the dogs and cats used in our nutritional studies is of paramount importance to us. For some new nutritional innovations, it is very important that we initially monitor the dogs and cats very closely to ensure a new diet is well tolerated.
- For some analyses, we have developed very sophisticated monitoring equipment that must be operated by highly trained personnel. Use of this equipment requires dogs and cats to live on site.

To ensure that the dogs and cats we use in the nutritional feeding studies in our facilities receive the highest level of care, Iams recently built new housing facilities. These state-of-the-art facilities provide an enriched setting for our pets. Dogs and cats live in a cageless environment and have ample opportunity to interact with loving caregivers and each other. Iams also takes full responsibility for the destiny of the dogs

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and cats that participate in their program. All animals are eventually adopted into homes or placed into our retirement facility. Iams also established the Iams International Animal Care Advisory Board. This is a group of independent experts in animal welfare and veterinary medicine that ensures Iams conducts their program with the highest standards of animal care.

Given Iams' already strong commitment to in-home testing, and the necessity of conducting a limited number of studies in our facilities, a report from the Board of Directors on ending all facility-based testing is unnecessary and would not provide shareholders with additional meaningful information.

The Board of Directors recommends a vote AGAINST this proposal.

2008 Annual Meeting Date

It is anticipated that the 2008 annual meeting of shareholders will be held on Tuesday, October 14, 2008. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at that meeting, all shareholder proposals must be received by the Company on or before the close of business on Tuesday, May 6, 2008. Any such proposals should be sent to The Procter & Gamble Company, c/o Secretary, One Procter & Gamble Plaza, Cincinnati, OH 45202-3315. If a shareholder notifies the Company after July 11, 2008 of an intent to present a proposal at the 2008 annual meeting of shareholders, the Company will have the right to exercise its discretionary voting authority with respect to such proposal without including information regarding such proposal in its proxy materials.

Other Matters

No action will be taken with regard to the minutes of the annual meeting of shareholders held October 10, 2006, unless they have been incorrectly recorded.

The Board of Directors knows of no other matters which will come before the meeting. However, if any matters other than those set forth in the notice should be properly presented for action, the persons named in the proxy intend to take such action as will be in harmony with the policies of the Company and in that connection will use their discretion.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark one)

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Quarterly Period Ended September 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number 1-434

P&G

THE PROCTER & GAMBLE COMPANY

(Exact name of registrant as specified in its charter)

Ohio	**31-0411980**
(State of Incorporation)	*(I.R.S. Employer Identification Number)*
One Procter & Gamble Plaza, Cincinnati, Ohio	**45202**
(Address of principal executive offices)	*(Zip Code)*

(513) 983-1100
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

There were 3,105,639,235 shares of Common Stock outstanding as of September 30, 2007.

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Item 4. Submission of Matters to a Vote of Security Holders.

At the Company's 2007 Annual Meeting of Shareholders held on October 9, 2007, the following actions were taken:

The following Directors were elected for terms of office expiring in 2008:

	Votes For	Votes Withheld	Abstentions*	Broker Non-Votes*
Rajat K. Gupta	2,596,342,443	67,126,838	N/A	N/A
A. G. Lafley	2,596,837,384	66,631,897	N/A	N/A
Lynn M. Martin	2,595,736,826	67,732,455	N/A	N/A
Johnathan A. Rodgers	2,587,134,053	76,335,228	N/A	N/A
John F. Smith, Jr.	2,601,332,793	62,136,488	N/A	N/A
Ralph Snyderman	2,604,750,047	58,719,234	N/A	N/A
Margaret C. Whitman	2,607,132,323	56,336,958	N/A	N/A

* Pursuant to the terms of the Notice of Annual Meeting and Proxy Statements, proxies received were voted, unless authority was withheld, in favor of the election of the seven nominees named.

In addition, the following Directors continued to serve as Directors after the meeting:

Bruce L. Byrnes
Scott D. Cook
Charles R. Lee
W. James McNerney, Jr.
Ernesto Zedillo

A proposal by the Board of Directors to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to conduct the annual audit of the financial statements of the Company and its subsidiaries for the fiscal year ending June 30, 2008, was approved by the shareholders. The shareholders cast 2,609,051,396 votes in favor of this proposal and 26,049,138 votes against. There were 28,368,747 abstentions.

A shareholder resolution proposed by Mrs. Evelyn Y. Davis was defeated by the shareholders. The proposal requested that the Board of Directors take the necessary steps to award no new stock options. The Board opposed the resolution. The shareholders cast 81,497,637 votes in favor of the resolution and 2,046,486,408 against. There were 41,993,765 abstentions and 493,491,471 broker non-votes.

A shareholder resolution proposed by The Free Enterprise Action Fund was defeated by the shareholders. The proposal requested that the Board of Directors report on company policies intended to promote free enterprise, improve the general business environment and to prevent anti-business activists from harming shareholder value. The Board opposed the resolution. The shareholders cast 94,056,423 votes in favor of the resolution and 1,853,046,023 against. There were 222,875,364 abstentions and 493,491,471 broker non-votes.

A shareholder resolution proposed by People for the Ethical Treatment of Animals was defeated by the shareholders. The proposal requested that the Board of Directors report on the feasibility of

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phasing out Iams' funding for and use of laboratory tests on animals and replacing these tests with methods offered by PetSci, LLC. The Board opposed the resolution. The shareholders cast 76,836,000 votes in favor of the resolution and 1,778,800,507 against. There were 314,341,303 abstentions and 493,491,471 broker non-votes.

Although these actions occurred following the first quarter, the Company is voluntarily including this information here.

<u>Exhibit C</u>

THE PROCTER & GAMBLE COMPANY

Notice of Annual Meeting

and

Proxy Statement

Procter & Gamble Hall

at the Aronoff Center for the Arts

Annual Meeting of Shareholders

October 11, 2005

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PROPOSAL TO AMEND THE COMPANY'S CODE OF REGULATIONS TO ELECT DIRECTORS ANNUALLY

The following proposal will be presented for action at the annual meeting by direction of the Board of Directors:

RESOLVED, That ARTICLE III, Section 2 of the Company's Code of Regulations be amended to read as set forth in Exhibit D to the proxy statement so that the Board of Directors will be declassified.

The Board of Directors recommends a vote FOR this resolution for the following reasons:

Background

The Company's current Regulations divide the Board of Directors into three classes, each of which is elected for a three-year term. The action described above would change the Regulations to provide for the annual election of all Directors.

This proposal requires the approval of a majority of the issued and outstanding shares. If this action is not approved, the current classified structure will stay in place. If this action is approved, the declassified Board structure will be phased in as follows:

a) current Directors, including those elected to three-year terms at the 2005 annual meeting, will continue to serve the remainder of their elected terms; and

b) starting with the annual meeting of shareholders in 2006, Directors will be elected annually, so that by the annual meeting of shareholders in 2008, all Directors will be elected annually.

Board Position

The Board supports this proposed change to the Regulations to move to annual elections for all Directors. Prior to 1985, the Company's Board was declassified. In 1985, our shareholders approved an amendment to the Regulations to provide for the current classified structure. In recent years, an increasingly large number of institutional and individual shareholders including Mrs. Evelyn Y. Davis, Editor of *Highlights and Lowlights*, has asked us to reconsider this position and return to annual elections for all Directors. Although the classified structure has served us well for the past twenty years, we are guided by shareholder opinion on this important issue of corporate governance.

Shareholder Proposals

Shareholder Proposal No. 1

People for the Ethical Treatment of Animals, 501 Front Street, Norfolk, VA 23510, owning 70 shares of Common Stock of the Company, have given notice that they intend to present for action at the annual meeting the following resolution:

WHEREAS, P&G acquired Iams in September 1999 and is responsible for ensuring Iams' stewardship of animals used in experiments; and

WHEREAS, *The Iams Company Research Policy* (the *"Policy"*) sets standards for the treatment of animals used in Iams' research; and

WHEREAS, evidence shows that P&G and Iams have violated the *Policy*, by funding research and experiments which have resulted in killing, injuring, intentionally causing disease in animals, or using live animal models when validated alternatives exist;

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board report to shareholders on P&G's and Iams' success and failure in achieving the objectives detailed in the *Policy* including immediate correction of the deviations of the *Policy* detailed below.

People for the Ethical Treatment of Animals have submitted the following statement in support of their resolution:

The *Policy* requires Iams to adhere to the following standards of animal welfare:

- To only conduct research that is the veterinary equivalent of nutritional or medical studies acceptable on humans.
- To conduct tests on dogs and cats who already suffer from target diseases or conditions.
- Not to conduct or contract for research involving surgeries to create or mimic diseases, nor to use in any experiments dogs or cats previously induced with diseases or surgically altered through other research.
- To use alternative, non-animal methods whenever possible.
- To meet or exceed the standards established by Directive 86/609/ EEC of the European Union (the *"Directive"*).

Contrary to the foregoing *Policy* Iams is responsible for the following:

- Funding Wright State University experiments through November 2005 in which mites are grown in rabbits, when the *Policy* states that Iams will only conduct research that is the veterinary equivalent to nutritional or medial studies acceptable on people.
- Funding University of Mississippi Medical Center experiments through October 2005 that involve inducing gingivitis, a stage of periodontal disease, in healthy dogs by suturing their gums and cutting out the interdermal papilla tissue between their teeth and recycling these animals into future experiments, when Iams should instead conduct veterinary clinical studies using patients naturally presenting with the disease of interest.
- Funding muscle atrophy experiments on mice through June 2006 at Purdue University when alternative bioartificial muscle technology is available.
- Funding growth-deforming protein efficiency ratio trials in baby chicks, despite the availability of validated alternatives like the functional gastro-intestinal dog model (FIDO) and the immobilized digestive enzyme assay (IDEA), and despite the fact that Hill's Pet Nutrition and Nestlé Purina PetCare Company refuse to conduct these outdated chick tests.
- Covering only dogs and cats in the *Policy* when the *Policy* requires Iams to meet or exceed standards established by the *Directive* which defines "animal" as "any live non-human vertebrate."

Each incident described above violates the *Policy*. We urge shareholder to support this Resolution so that P&G will reconcile its actions with the animal welfare *Policy*.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

Iams is helping dogs and cats live long, healthy lives. Its deep knowledge and understanding of pets and pet nutrition are key to bringing this to life. As acknowledged in this resolution, Iams has a caring Animal Studies Policy that guides all of the work it does to discover the nutritional breakthroughs that help dogs and cats enjoy more years of healthier living with their families.

Iams engages international animal care and welfare experts to ensure that it practices the policies and procedures stated in its Animal Studies Policy. To that end, Iams is in full compliance with their policy. Unfortunately, PETA has incorrect information. The following explains why Iams has not violated its policy:

1) PETA's proposal states that Iams is funding experiments in which mites are grown in rabbits. This is not true. The work that Iams is funding at Wright State University will help discover new nutritional solutions to pet food allergies and does not involve growing mites in rabbits or any other living being.

2) Veterinarians cite poor oral health as the #1 health issue they see in their canine clients. Poor oral health can lead to more serious health issues. Iams knows that nutrition can make a significant difference in solving this major issue for dog owners. The PETA proposal states that Iams is funding research at the University of Mississippi through October 2005 that involves inducing gingivitis. Iams' work on gingivitis at the University of Mississippi ended in 2000, long before the Iams Animal Studies Policy went into effect. The other Iams studies in dog oral health at the University of Mississippi ended in 2004 and focused on understanding the role of nutrition in preventing tartar and plaque build-up on teeth. The studies at University of Mississippi that began after the Iams Animal Studies Policy was established did not involve induction of disease and were in full compliance with the Policy.

3) Aging dogs and cats and those recovering from surgery often are unable to walk and run, and can experience atrophy of their muscles and bones as a result. PETA proposes that there is an alternative to the work that Iams is funding at Purdue University to understand the role of certain ingredients in managing muscle and bone loss in aging and recovering pets. Contrary to what is stated in the resolution, there is no bioartificial muscle technology, nor any other validated, non-animal alternative, available today to answer the critical questions Iams has concerning muscle atrophy. Iams is currently addressing these questions in a study at Purdue using mice.

4) Iams is known for its high-quality nutrition. This is why dog and cat owners can see a dramatic difference in their dogs and cats when they feed Iams pet foods. Using a high quality protein source is part of what makes Iams nutrition so beneficial. Neither of the non-animal methods for evaluating protein quality cited in PETA's proposal (neither IDEA nor FIDO) has been validated. That is why Iams is now working with the owner of the IDEA assay to validate this model for use by Iams and all other companies that currently rely on animal-based methods for evaluating protein quality. Iams will implement this assay once the validation is complete.

5) PETA suggests that the Iams Animal Studies Policy only covers dogs and cats. The Iams Animal Studies Policy guides Iams' use of all dogs and cats in nutritional research. All other work conducted at Iams is guided by the P&G Animal Use Policy. Both the Iams' policy and the P&G policy meet or exceed the relevant standards of the EU Directive.

Iams continues to lead the industry in pet welfare with strong, public commitment to using and developing non-animal alternatives, guaranteeing the destiny of all dogs and cats who no longer participate in an Iams feeding study by finding them loving homes or caring for them for life at the Iams retirement facility, fully funding an Animal Welfare Specialist in each location where an Iams nutritional feeding study is underway to ensure the socialization and enrichment of Iams' dogs and cats, and engaging and following the recommendations of an International Animal Care Advisory Board of independent experts to help ensure excellent compliance to the Iams Animal Studies Policy and guidelines.

Further details about Iams' policies and programs, videos of feeding study locations and site visit reports are available at www.Iamstruth.com or by calling an Iams Consumer Care specialist at 1-800-863-4267. Further information about the P&G Animal Use Policy is available at www.pg.com.

Given Iams' commitment to the policy and its leadership in the area of pet welfare, the requirement of a compliance report is unnecessary and would not provide shareholders with additional meaningful information. To that end, we ask that you join the Board of Directors in voting AGAINST this proposal.

Shareholder Proposal No. 2

Mark Klein, M.D., FISMA & OMB Memorandum M-07-16 owning 2,688 shares of Common Stock of the Company, has given notice that he intends to present for action at the annual meeting the following resolution:

The shareholders recommend Procter & Gamble hire an investment bank to explore the sale of the company.

In my opinion the GOLD STANDARD test of investment return is PURCHASING POWER with respect to the most sought after consumer goods and services, e.g. housing. In recent years Procter & Gamble share values failed that test because of largely unappreciated, negative economic trends combined with effects of the maturity of P&G's product line.

Since 1999, the nominal share price increased about 19% as of December 7, 2004 when this proposal was completed. Purchasing power-wise P&G shares also declined significantly over the same period with respect to homeownership. The national median home price rose 37%, and in very desirable cities like San Diego over 100%.

In my opinion the principle driving force for such severely escalating prices is feminist careerism which vastly expanded the fulltime workforce without an increase in REAL WAGES. The BUYING POWER of earnings halved since the 1970s because most families today need two incomes to almost equal the buying power one had 30 years ago. Put another way most women working fulltime essentially work for nothing.

Busy, overworked parents have little time to nurture and protect their marriages. Hence more competition for scarce housing from today's 50% divorce rate, and from young adults now so skeptical of the durability of a loving commitment they marry late, or not at all.

Just Economics 101 supply and demand theory: **Too much consumer demand chasing scarce commodities like homeownership.**

In my opinion further worsening P&G's dismal share performance since 1999 is the maturity of its current business operations. Desperate to achieve breakout earnings to ignite the share price P&G developed Intrinsa, a testosterone patch often mischaracterized as the female "Viagra". As a physician, I warned P&G about toxicity issues several months before the FDA refused to license Intrinsa. Testosterone is a very toxic with few therapeutic uses.

I also questioned P&G's breathtaking lack of understanding of the psychodynamics of female sexuality. Pretty safe to make implicit beauty promises for shampoo and bath soaps. "(but Intrinsa's) moonlight courtship promises to enhance women's libidinal lives will likely result in giving new meaning to the shareholders' detriment of the Bard's 'Hell hath no fury'." (5/15/04 letter to board member Robert Storey).

From my 12/2/04 FDA testimony in opposition to licensing Intrinsa.

"As an investor, and trustee for family accounts, I will sell our Procter & Gamble should Intrinsa be approved. The potential litigation risks for the company are so great in my opinion holding Procter & Gamble violates the prudent investor rule.

'I believe Intrinsa is the most hazardous non-narcotic ever presented for FDA approval. I urge it be rejected for any use."

<DOCUMENT>
<TYPE>10-Q
<SEQUENCE>1
<FILENAME>jas05cv.txt
<DESCRIPTION>10-Q - JAS 2005
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark one)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission file number 1-434

THE PROCTER & GAMBLE COMPANY
(Exact name of registrant as specified in its charter)

Ohio	31-0411980
(State of incorporation)	(I.R.S. Employer Identification No.)

One Procter & Gamble Plaza, Cincinnati, Ohio	45202
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (513) 983-1100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

There were 2,377,658,052 shares of Common Stock outstanding as of September 30, 2005.

<PAGE>

to the plan, the Board of Directors authorized the Company and its subsidiaries to acquire in open market and/or private transactions $18 to $22 billion of shares of Company common stock to be financed by issuing a combination of long-term and short-term debt. The share repurchases are expected to be largely completed by June 30, 2006.

<PAGE>
Item 4. Submission of Matters to a Vote of Security Holders.

At the Company's 2005 Annual Meeting of Shareholders held on October 11, 2005, the following actions were taken:

The following Directors were elected for terms of office expiring in 2008:

	Votes For	Votes Withheld	Abstentions*	Broker Non-Votes*
BRUCE L. BYRNES	2,299,014,851	39,766,334	N/A	N/A
SCOTT D. COOK	2,307,794,743	30,986,442	N/A	N/A
CHARLES R. LEE	2,280,419,589	58,361,596	N/A	N/A
W. JAMES MCNERNEY, JR.	2,305,731,180	33,050,005	N/A	N/A
ERNESTO ZEDILLO	2,306,443,283	32,337,902	N/A	N/A

* Pursuant to the terms of the Notice of Annual Meeting and Proxy Statements, proxies received were voted, unless authority was withheld, in favor of the election of the five nominees named.

In addition, the following Directors continued to serve as Directors after the meeting:

Norman R. Augustine
R. Kerry Clark
Joseph T. Gorman
A. G. Lafley
Lynn M. Martin
Johnathan A. Rodgers
John F. Smith, Jr.
Ralph Snyderman
Robert D. Storey
Margaret C. Whitman

A proposal by the Board of Directors to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to conduct the annual audit of the financial statements of the Company and its subsidiaries for the fiscal year ending June 30, 2006, was approved by the shareholders. The shareholders cast 2,275,288,282 votes in favor of this proposal and 42,037,800 votes against. There were 21,455,103 abstentions.

A proposal by the Board of Directors to approve an amendment to the Amended Articles of Incorporation and Code of Regulations to eliminate the Executive Committee of the Board was approved by the shareholders. The shareholders cast 2,299,147,779 votes in favor of this proposal and 12,874,560 votes against. There were 26,758,846 abstentions.

A proposal by the Board of Directors to approve an amendment to the Code of Regulations to provide for the annual election of Directors was approved by the shareholders. The shareholders cast 2,277,105,529 votes in favor of this proposal and 37,632,055 votes against. There were 24,043,601 abstentions.

<PAGE>
A shareholder resolution proposed by the People for the Ethical Treatment of Animals was defeated by the shareholders. The proposal requested that the Board report to shareholders on the Company's success and failure in achieving the objectives detailed in the Iams Company's Research Policy. The Board opposed the resolution. The shareholders cast 113,983,232 votes in favor of the resolution and 1,573,383,713 against. There were 182,422,692 abstentions and 468,991,548 broker non-votes.

A shareholder resolution proposed by Mark Klein, M.D. was defeated by the shareholders. The proposal requested that the Company hire an investment bank to explore the sale of the Company. The Board opposed the resolution. The shareholders cast 33,665,692 votes in favor of the resolution and 1,799,274,270 against. There were 36,858,496 abstentions and 468,982,727 broker non-votes.

A shareholder resolution proposed by the Laborers' Local Union and District Counsil Pension Fund was defeated by the shareholders. The proposal requested that the Company provide a report disclosing the Company's political contributions. The Board opposed the resolution. The shareholders cast 154,505,994 votes in favor of the resolution and 1,540,395,250 against. There were 174,878,842 abstentions and 469,001,099 broker non-votes.

Although these actions occurred following the first quarter, the Company is voluntarily including this information here.

Item 6. Exhibits

Exhibits

(3-1) Amended Articles of Incorporation.

(3-2) Regulations.

(11) Computation of Earnings per Share.

(12) Computation of Ratio of Earnings to Fixed Charges.

(18) Deloitte & Touche Preferability Letter.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

(32) Section 1350 Certifications.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

THE PROCTER & GAMBLE COMPANY

/S/VALARIE L. SHEPPARD

(Valarie L. Sheppard)
Vice President and Comptroller

November 2, 2005

Date
<PAGE>

Exhibit D

P&G

THE PROCTER & GAMBLE COMPANY

Notice of Annual Meeting

and

Proxy Statement

Procter & Gamble Hall

at the Aronoff Center for the Arts

Annual Meeting of Shareholders

October 12, 2004

Table of Contents

Shareholder Proposal

People for the Ethical Treatment of Animals, 501 Front Street, Norfolk, VA 23510, owning 40 shares of Common Stock of the Company, have given notice that they intend to present for action at the annual meeting the following resolution:

WHEREAS, the Company acquired Iams in September 1999 and is responsible for ensuring its stewardship of animals used in experiments; and

WHEREAS, evidence reveals that a laboratory conducting studies for Iams kept dogs and cats in cruel and deprived conditions including: i) subjecting dogs to surgical removal of thigh muscles; ii) severing dogs' vocal cords to prevent barking; iii) killing dogs for experimental purposes; iv) failing to provide necessary veterinary care; and v) failing to provide proper housing, exercise, socialization and ventilation; and

WHEREAS, Iams has taken certain steps toward adhering to *The Iams Company Research Policy* (the *"Research Policy"*) and addressing the problems detailed above by establishing an International Animal Care Advisory Board, setting minimum standards for socialization of animals, terminating the contract-laboratory referred to above, and representing that it would inspect other contract facilities; and

WHEREAS, additional measures must be taken by the Company and Iams to reduce the credibility gap that has arisen from tests such as the 1996 study in which 32 Great Dane puppies were killed;

NOW THEREFORE BE IT RESOLVED, that the shareholders request:

1. That the Board implement rules and regulations consistent with in-home food studies, and in harmony with Iams' *Research Policy* including:

   a. Ending contracts with, utilizing, or relying upon, any outside or independent contract laboratories;

   b. Ending all testing on animals in Company laboratories for pet food studies, relying instead on in-home tests and veterinary clinic studies using animals volunteered by their caretakers;

   c. Placement in caring homes of all animals formerly used in Iams food tests; and

   d. Inclusion in the annual report to shareholders of an assessment of the Company's and Iams' success in achieving the foregoing goals and objectives.

People for the Ethical Treatment of Animals have submitted the following statement in support of their resolution:

Each incident described above need never be repeated. Nor do cats, dogs, or other animals have to be caged and subjected to distressful laboratory conditions for Iams to conduct appropriate food trials. Such studies are currently being successfully conducted by Oklahoma State University.

The Company has taken small steps to cure the problems disclosed above but it can do much more. Over forty pet food manufacturers do not cage animals to test their foods. P&G's published integrity declaration is "We always try to do the right thing." This Resolution calls upon P&G and Iams to do the right thing and stop all pet food testing on dogs and cats in laboratories, in favor of in-home studies.

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

Iams is dedicated to enhancing the well-being of dogs and cats by providing world class pet health and nutrition products. Iams is a leader and has published a pioneering research policy that guides its nutrition feeding studies. As acknowledged in this proposal, Iams has taken important steps to put these commitments into action.

This proposal is unnecessary and highly misleading on many fronts.

• The Iams dog and cat welfare policy already includes placing these pets into loving homes when they complete their work on Iams feeding studies.

- Iams also already openly shares information on its website and in other places about its welfare policies and programs, including current status, new innovations and independent assessments from the International Animal Care Advisory Board.

To fulfill Iams' mission of enhancing pet well-being, Iams has a responsibility to ensure that formula enhancements designed to improve pet well-being actually provide the intended health benefit and are safe for broad-scale use. This requires scientific feeding studies with dogs and cats, most of which are in their homes, along with some nutritional studies in a carefully-controlled kennel or cattery environment. The suggestions in this resolution, which include ending all controlled kennel or cattery environment feeding studies, would impede efforts to continue enhancing the well-being of dogs and cats. A good example of this is the recent Eukanuba product improvement that is proven to help create smarter puppies. This significant benefit, as well as other major advances such as dental health improvement, could not have been developed and proven without well-conducted controlled kennel or cattery environment feeding studies.

The PETA proposal contains significant untruths:

- In some cases, Iams must use controlled kennel or cattery environment nutritional studies to confirm a significant new health benefit for a formulation and its safety for dogs or cats. In interactions with Iams, the Food and Drug Administration has been clear in its requirements for these kinds of studies. For example, such studies were required to support important Iams research that demonstrated the oral care benefits of Dental Defense System diet in dogs and cats, and a cat diet that reduces urinary pH to help prevent urinary tract disease.

- It is not true that there was "surgical removal of thigh muscles" — the procedure was like a routine biopsy. Dogs were not euthanized as part of an Iams study. No Iams personnel authorized the severing of any dogs' vocal chords. And proper veterinary care and housing were provided for dogs and cats who participated in Iams' nutritional feeding studies.

- PETA's reference to the Great Dane puppy study is misleading. This ground-breaking research was completed in 1996, three years before the Company acquired the Iams business and instituted a voluntary moratorium on starting new studies that involved euthanasia.

Iams is an industry leader in pet welfare based on the following commitments:

- Iams supports the ultimate elimination of nutritional studies conducted in a controlled kennel or cattery environment. Iams already has eliminated feeding studies for the sole purpose of achieving the American Feed Control Officials (AAFCO) nutritional adequacy statement where nutrient profiles already exist. Iams also is actively developing and applying alternatives to feeding studies, and will make further progress as scientifically viable alternatives become validated.

- Iams only conducts the veterinary equivalent of studies for which a person would volunteer. No pet is ever euthanized as part of an Iams feeding study. As mentioned earlier, all dogs and cats who no longer participate in feeding studies are adopted into loving homes, including the Iams retirement facility.

- Each location where we conduct controlled kennel or cattery environment nutritional studies has an Animal Welfare Specialist, fully funded by Iams, whose sole responsibility is to implement a socialization and enrichment program for the dogs and cats in his or her care.

- To help ensure excellent compliance with these guidelines, Iams has an International Animal Care Advisory Board of independent experts in the fields of veterinary medicine, animal husbandry, behavior, welfare and ethics. Advisory Board members conduct unannounced site visits to all external and internal facilities to ensure that the dogs and cats are being well cared for, and that the Iams research policy is being fully implemented. They also make recommendations for improvements, which have been consistently addressed.

Further details about Iams' policies and programs, videos of feeding study locations and reports on site inspections are available at www.Iamstruth.com or by calling an Iams Consumer Care specialist at 1-800-863-4267.

Iams is an industry leader in animal welfare and care and continues to take significant steps toward eliminating the need for controlled dog and cat nutritional studies by identifying and employing alternative methods. To that end, we ask that you join the Board of Directors in voting AGAINST this proposal.

2005 Annual Meeting Date

It is anticipated that the 2005 annual meeting of shareholders will be held on Tuesday, October 11, 2005. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at that meeting, all shareholder proposals must be received by the Company on or before the close of business on Friday, April 29, 2005. If a shareholder notifies the Company after July 15, 2005 of an intent to present a proposal at the 2005 annual meeting of shareholders, the Company will have the right to exercise its discretionary voting authority with respect to such proposal without including information regarding such proposal in its proxy materials.

Other Matters

No action will be taken with regard to the minutes of the annual meeting of shareholders held October 14, 2003 unless they have been incorrectly recorded.

The Board of Directors knows of no other matters which will come before the meeting. However, if any matters other than those set forth in the notice should be properly presented for action, the persons named in the proxy intend to take such action as will be in harmony with the policies of the Company and, in that connection, will use their discretion.

<DOCUMENT>
<TYPE>10-Q
<SEQUENCE>1
<FILENAME>jjas04.txt
<DESCRIPTION>P&G -- 10-Q JAS 2004
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2004   Commission file number 1-434

THE PROCTER & GAMBLE COMPANY
(Exact name of registrant as specified in its charter)

Ohio	31-0411980
(State of incorporation)	(I.R.S. Employer Identification No.)

One Procter & Gamble Plaza, Cincinnati, Ohio 45202
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (513) 983-1100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [ ]

There were 2,536,682,989 shares of Common Stock outstanding as of September 30, 2004.

<PAGE>

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

The Consolidated Statements of Earnings of The Procter & Gamble Company and subsidiaries for the three months ended September 30, 2004 and 2003, the Consolidated Balance Sheets as of September 30, 2004 and June 30, 2004, and the suggestion, the Company has a Disclosure Committee consisting of key Company personnel designed to review the accuracy and completeness of all disclosures made by the Company.

In connection with the evaluation described above, no changes in the Company's internal control over financial reporting occurred during the Company's first fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

<PAGE>

PART II. OTHER INFORMATION

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

<TABLE>
<CAPTION>

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(2)	Total Number o Shares Purchased Part of Public Announced Plans Programs(3)
<S>	<C>	<C>	<C>
7/1/04-7/31/04	2,291,462	$53.67	0
8/1/04-8/31/04	4,582,484	$53.58	0
9/1/04-9/30/04	4,602,469	$54.97	0

</TABLE>

(1) All share repurchases were made in open-market transactions. None of these transactions were made pursuant to a publicly announced repurchase plan. This table excludes shares withheld from employees to satisify minimum tax withholding requirements on option exercises and other equity-based transactions. The Company administers employee cashless exercises through an independent, third party broker and does not repurchase stock in connection with cashless exercises.

(2) Average price paid per share is calculated on a settlement basis and excludes commission.

(3) No share repurchases were made pursuant to a publicly announced plan or program. The Company's strategy for cash flow utilization is to pay dividends first and then repurchase Company common stock to cover option exercises made pursuant to the Company's stock option programs. The remaining cash is then available for strategic acquisitions and discretionary repurchase of the Company's common stock.

<PAGE>

Item 4. Submission of Matters to a Vote of Security Holders:

At the Company's 2004 Annual Meeting of Shareholders held on October 12, 2004, the following actions were taken:

The following Directors were elected for terms of office expiring in 2007:

	VOTES FOR	VOTES WITHHELD	ABSTENTIONS*	BROKER NON-VOTES*
R. KERRY CLARK	2,164,762,645	56,976,813	N/A	N/A
JOSEPH T. GORMAN	2,168,269,583	53,460,875	N/A	N/A
LYNN M. MARTIN	2,166,210,366	55,520,092	N/A	N/A
RALPH SNYDERMAN	2,170,824,127	50,906,331	N/A	N/A
ROBERT D. STOREY	2,157,608,947	64,121,511	N/A	N/A

* Pursuant to the terms of the Notice of Annual Meeting and Proxy Statements, proxies received were voted, unless authority was withheld, in favor of the election of the five nominees named.

In addition, the following Directors continued to serve as Directors after the meeting:

Norman R. Augustine
Bruce L. Byrnes
Scott D. Cook
Domenico DeSole
A. G. Lafley
Charles R. Lee
W. James McNerney, Jr.
Johnathan A. Rodgers
John F. Smith, Jr.
Margaret C. Whitman
Ernesto Zedillo

A proposal by the Board of Directors to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to conduct the annual audit of the financial statements of the Company and its subsidiaries for the fiscal year ending June 30, 2005, was approved by the shareholders. The shareholders cast 2,135,461,711 votes in favor of this proposal and 64,340,955 votes against. There were 21,927,792 abstentions.

A proposal by the Board of Directors to approve an amendment to the Amended Articles of Incorporation to increase the authorized number of shares of Common Stock was approved by the shareholders. The shareholders cast 1,991,734,532 votes in favor of this proposal and 205,903,439 votes against. There were 24,092,487 abstentions.

A proposal by the Board of Directors to approve an amendment to the Code of Regulations to provide for the annual election of Directors was defeated by the shareholders. The Board recommended a vote against the amendment. The proposal required the affirmative vote of a majority of the Company's issued and outstanding shares. The shareholders cast 963,030,553 (35.63% of the issued and outstanding shares) votes in favor of this proposal and 852,001,796 votes against. There were 32,478,467 abstentions and 374,219,642 broker non-votes.

A shareholder resolution proposed by the People for the Ethical Treatment of Animals was defeated by the shareholders. The proposal requested that the Board of Directors implement rules and regulations consistent with in-home food studies for pet nutrition. The Board opposed the resolution. The shareholders cast 53,743,362 votes in favor of the resolution and 1,642,826,656 against. There were 150,003,199 abstentions and 375,157,241 broker non-votes.

<PAGE>